Exhibit 99.1



For Immediate Release

Goldfield Announces Second Quarter Earnings Results

MELBOURNE, Florida, August 12, 2004 - The Goldfield Corporation (AMEX: GV), a leading provider of electrical construction services in the southeastern United States, today announced its six-month and second quarter earnings results for 2004.

Total revenues for the six months ended June 30, 2004 increased 9% to $19,822,110, compared with $18,235,786 during the same period in 2003. This increase was primarily due to a 62% increase in the revenues of the real estate development operations, from $2,385,207 in the six months ended June 30, 2003 to $3,864,833 in the same period of 2004, largely resulting from a greater number of real estate condominiums under construction in 2004. Revenues from the electrical construction operations increased slightly during the first six months of 2004 to $15,957,277 from $15,850,579 during the same period in 2003.

Net income decreased slightly to $276,697, or 1 cent per share, in the first six months of 2004 from $347,641, or 1 cent per share, in the same period of 2003. This reduction was primarily due to weaker results in electrical construction caused by slackening demand and adverse developments in the second quarter of 2004 on a single electrical construction contract (now completed).

For the second quarter ended June 30, 2004, Goldfield reported total revenues of $7,561,405 as compared to $10,555,442 for the same period in 2003, a decrease of 28%. Revenues of the electrical construction operations decreased 25% during the quarter ended June 30, 2004 to $6,685,343 from $8,897,680 in the quarter ended June 30, 2003, mostly due to an industry decline in the demand for electrical construction services.   Also contributing to the overall decrease in revenues was a 47% decline in revenues of the real estate development operations, to $876,062 in the three months ended June 30, 2004 from

$1,657,762 in the same period of 2003. Real estate revenues in the current quarter declined because of the completion of the company's Cape Club project. The company's next condominium developments, Oak Park and Pineapple House, are currently approaching the construction stage. Each of these projects is larger than any of the company's prior condominiums. Revenues from these planned projects are expected to commence in late 2004 or early 2005. Since both projects are still in the permitting phase, there can be no assurance as to specific timing.

For the second quarter of 2004, the company had a net loss of $562,473, or 2 cents loss per share, compared to net income of $122,679, or nil per share, in the same period of 2003. This decrease resulted from the weaker electrical construction results noted above.

About Goldfield
Goldfield is a leading provider of electrical construction and maintenance services in the energy infrastructure industry in the southeastern region and, more recently, the mid-Atlantic region, of the United States. The company specializes in installing and maintaining electrical transmission lines for a wide range of electric utilities. Goldfield also develops waterfront condominium projects on Florida's east coast.

Statements in this release are based on current expectations. These statements are forward looking and actual results may differ materially. For further details see the company's filings with the Securities and Exchange Commission.

#   #   #

Further Information
Investors:
The Goldfield Corporation, 321-724-1700 or investorrelations@goldfieldcorp.com

THE GOLDFIELD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
Revenue				
Electrical construction	$ 6,685,343	$ 8,897,680	$ 15,957,277	$ 15,850,579
Real estate development	876,062	1,657,762	3,864,833	2,385,207
Total revenue	7,561,405	10,555,442	19,822,110	18,235,786
Costs and expenses				
Electrical construction	6,880,757	8,010,733	14,429,031	13,760,331
Real estate development	647,912	1,286,795	2,722,941	1,931,526
Depreciation and amortization	500,815	392,512	987,335	738,109
Selling, general and administrative	659,262	696,621	1,423,756	1,276,979
Total costs and expenses	8,688,746	10,386,661	19,563,063	17,706,945
Other income, net				
Interest income	17,934	32,030	38,509	71,516
Interest expense, net	(11,502)	(6,754)	(18,001)	(13,508)
(Loss) gain on sale of property and equipment	(1,797)	12,319	(2,912)	(10,164)
Other	16,164	595	16,759	5,502
Total other income, net	20,799	38,190	34,355	53,346
(Loss) income from continuing operations before income taxes	(1,106,542)	206,971	293,402	582,187
Income taxes (benefit)	(544,069)	84,292	16,705	234,546
(Loss) income from continuing operations available to common stockholders	(562,473)	122,679	276,697	347,641
Income from discontinued operations	–	–	–	–
Net (loss) income available to common stockholders	$ (562,473)	$ 122,679	$ 276,697	$ 347,641
(Loss) earnings per share of common stock - basic and diluted				
Continuing operations	$ (0.02)	$ 0.00	$ 0.01	$ 0.01
Discontinued operations	0.00	0.00	0.00	0.00
Net (loss) income	$ (0.02)	$ 0.00	$ 0.01	$ 0.01
Weighted average common shares and equivalents used in the calculations of (loss) earnings per share				
Basic	26,336,064	26,613,750	26,313,124	26,771,237
Diluted	26,336,064	26,752,708	26,364,166	26,903,107

August 12, 2004